                            NEWS RELEASE

Investors, analysts and other interested parties can access Brascan’s 2004 Second Quarter Results, Shareholders’ Letter, as well as the Supplementary Information Package and Corporate Profile, which form the basis of this release, on Brascan’s web site under the Investor Centre/Financial Reports and Investor Presentations section at www.brascancorp.com.

The 2004 Second Quarter Results conference call can be accessed via webcast on August 5, 2004 at 2:00 p.m. EST at www.brascancorp.com or via teleconference at 416-695-9753 or 1-877-461-2816, toll free in North America, at approximately 1:50 p.m. EST. The teleconference replay can be accessed at 416-695-6379 or 1-877-758-7977 using pass code 7547.

CASH FLOW FROM OPERATIONS INCREASES 35% TO $178 MILLION IN SECOND QUARTER

NET INCOME INCREASES TO $189 MILLION

TORONTO, August 5, 2004 – Brascan Corporation (TSX: BNN.A, NYSE: BNN) today reported cash flow from operations of $178 million in the second quarter of 2004 ($0.64 per share) compared with $132 million ($0.44 per share) in the second quarter of 2003. Cash flow from operations for the first six months ended June 30, 2004 totalled $324 million, or $1.13 per fully diluted share compared with $262 million ($0.88 per share) during the corresponding period last year.

The growth in cash flow was driven by improved operating results at a number of operations. In particular, Brascan’s power operations benefited from an increase in generation levels compared with the same period last year. Net income for the quarter totalled $189 million compared with $63 million in 2003. On a per share basis, this resulted in net income of $0.67 per share compared with $0.18 in the same period last year.

US$ millions (unaudited) (except per share amounts)	For the three months ended June 30		For the six months ended June 30
	2004	2003	2004	2003
Cash flow from operations	$ 178	$ 132	$ 324	$ 262
- per share	$0.64	$0.44	$1.13	$0.88
Net income	$ 189	$ 63	$ 336	$ 119
- per share	$0.67	$0.18	$1.17	$0.33

"We are confident in our ability to deliver on our operational and financial targets for 2004 and we are working on a number of initiatives to continue to position our operations for the future," commented Bruce Flatt, President and CEO of Brascan.

Dividend Declaration

On August 4, 2004, the Board of Directors declared a quarterly common share dividend of US$0.14 per share, to be paid on November 30, 2004 to shareholders of record November 1, 2004. Information on the stock split dividend and on Brascan's common and preferred share dividends can be found on Brascan's web site under Stock Information.

Additional Information

The Letter to Shareholders for the second quarter ended June 30, 2004 contains further information on the company's strategy, operations and financial results. This letter is available on the company's web site. A Supplementary Information Package with additional financial information is also posted on Brascan's web site (under Investor Centre, Financial Reports and Investor Presentations) and should be read in conjunction with this press release. The Supplementary Information Package includes management's estimates of the underlying value of the company's operations.

Brascan Profile

Brascan Corporation is an asset management company. With a focus on real estate and power generation, the company has direct investments of $17 billion and a further $7 billion of assets under management. This includes 70 premier office properties and 120 power generating plants. The company is listed on the New York and Toronto stock exchanges under the symbol BNN and BNN.a, respectively.

For more information, please visit our web site at www.brascancorp.com or contact:

Katherine C. Vyse
Senior Vice-President
Investor Relations and Communications
Tel: 416-369-8246 e-mail: kvyse@brascancorp.com

Note: This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words "believe", "expect", "anticipate", "intend", "estimate" and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters identify forward looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forward in the forward looking statements include general economic conditions, interest rates, availability of equity and debt financing and other risks detailed from time to time in the company's 40-F filed with the Securities and Exchange Commission. The company undertakes no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

CONSOLIDATED STATEMENT OF INCOME

(unaudited)	Three months ended June 30		Six months ended June 30
US$ millions, except per share amounts	2004	2003	2004	2003

Total revenues and gains	$898	$728	$1,666	$1,395
Net operating income
Real estate	225	191	441	384
Power generation	71	44	145	80
Funds management	56	49	104	96
Property gains	60	--	60	--
Investment income and other	23	22	52	53

	435	306	802	613
Expenses
Interest expense	135	108	264	224
Minority share of income before non-cash items	109	64	191	127
Other operating costs and taxes	29	19	55	33

Income before non-cash items	162	115	292	229
Depreciation and amortization	(56)	(36)	(112)	(71)
Taxes and other non-cash items	(53)	(30)	(107)	(58)
Minority share of non-cash items	41	22	72	45
Equity accounted income (loss) from
resource investments	95	(8)	191	(26)

Net income	$189	$63	$336	$119

Net income per common share
Diluted	$0.67	$0.18	$1.17	$0.33
Basic
	$0.68	$0.18	$1.19	$0.34

CONSOLIDATED STATEMENT OF CASH FLOW FROM OPERATIONS
(unaudited) US$ millions	Three months ended June 30		Six months ended June 30
	2004	2003	2004	2003
Income before non-cash items	$162	$115	$292	$229
Dividends from Noranda Inc.	11	13	22	25
Dividends from Norbord Inc.	5	4	10	8

Cash flow from operations and gains	$178	$132	$324	$262

See Note 1

CONSOLIDATED BALANCE SHEET
US$ millions	(unaudited) June 30 2004	December 31 2003
Assets
Operating assets
Real estate	$ 8,617	$ 8,311
Power generation	1,948	1,927
Funds management	1,481	1,215

	12,046	11,453
Investments	2,537	2,003
Accounts receivable and other	1,250	1,623
Financial assets	962	854
Cash and cash equivalents	429	382

	$17,224	$16,315

Liabilities
Corporate borrowings	$ 1,212	$ 1,213
Non-recourse borrowings
Property specific mortgages	5,176	4,881
Other debt of subsidiaries	2,311	2,075
Accounts and other payables	1,895	1,745
Shareholders’ interests
Minority interests of others in assets	1,421	1,516
Preferred equity
Corporate	852	852
Subsidiaries	1,170	1,009
Common equity	3,187	3,024

	$17,224	$16,315

Note 1

The press release and accompanying consolidated financial statements make reference to cash flow from operations on a total and per share basis. Management uses cash flow from operations as a key measure to evaluate performance and to determine the underlying value of its businesses. The consolidated statement of cash flow from operations provides a full reconciliation between this measure and net income. Readers are encouraged to consider both measures in assessing Brascan's results.